UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 24)

TIPTREE INC.
(Name of Company)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
88822Q103
(CUSIP Number of Class of Securities)
Michael Barnes
c/o 299 Park Avenue, 13th Floor
New York, NY 10171
(212) 446-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2020
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

1	NAME OF REPORTING PERSON
Michael Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,153,976 shares of Common Stock
	8	SHARED VOTING POWER
0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
9,153,976 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
9,153,976 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.46% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 3 of 6

This Amendment No. 24 (“Amendment No. 24”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on July 10, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on January 3, 2013 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on July 3, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 3, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed with the SEC on May 7, 2014 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed with the SEC on August 7, 2014 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed with the SEC on September 4, 2014 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D filed with the SEC on November 5, 2014 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D filed with the SEC on December 8, 2014 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D filed with the SEC on January 5, 2015 (“Amendment No. 10”), Amendment No. 11 to the Original Schedule 13D filed with the SEC on August 18, 2015 (“Amendment No. 11”), Amendment No. 12 to the Original Schedule 13D filed with the SEC on September 4, 2015 (“Amendment No. 12”), Amendment No. 13 to the Original Schedule 13D filed with the SEC on May 13, 2016 (“Amendment No. 13”), Amendment No. 14 to the Original Schedule 13D filed with the SEC on June 23, 2016 (“Amendment No. 14”), Amendment No. 15 to the Original Schedule 13D filed with the SEC on June 7, 2017 (“Amendment No. 15”), Amendment No. 16 to the Original Schedule 13D filed with the SEC on December 20, 2017 (“Amendment No. 16”), Amendment No. 17 to the Original Schedule 13D filed with the SEC on April 12, 2018 (“Amendment No. 17”), Amendment No. 18 to the Original Schedule 13D filed with the SEC on February 22, 2019 (“Amendment No. 18”), Amendment No. 19 to the Original Schedule 13D filed with the SEC on March 15, 2019 (“Amendment No. 19”), Amendment No. 20 to the Original Schedule 13D filed with the SEC on April 8, 2019 (“Amendment No. 20”), Amendment No. 21 to the Original Schedule 13D filed with the SEC on May 8, 2019 (“Amendment No. 21”), Amendment No. 22 to the Original Schedule 13D filed with the SEC on August 7, 2019 (“Amendment No. 22”), Amendment No. 23 to the Original Schedule 13D filed with the SEC on March 17, 2020 (“Amendment No. 23” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22 and this Amendment No. 24, the “Schedule 13D”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock” or “Tiptree Shares”), of Tiptree Inc., a Maryland corporation (the “Company” or “Tiptree”). Capitalized terms used herein and not otherwise defined in this Amendment No. 24 have the meanings set forth in the Schedule 13D.

This Amendment No. 24 amends Items 4, 5, 6 and 7 as set forth below.

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Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety with the following:

Effective as of August 10, 2020, Michael Barnes entered into a trading plan (the “Trading Plan”), with Wells Fargo Advisors, LLC (“Broker”), pursuant to which Broker is authorized and directed to purchase on behalf of Michael Barnes a number of shares of Common Stock with an aggregate purchase price of up to $1,000,000, subject to satisfaction of certain conditions, including, among others, the trading price.

A copy of the Trading Plan is being filed as an exhibit hereto and the foregoing description of the Trading Plan is not complete and is qualified in its entirety by reference to the Trading Plan, which is referenced as Exhibit 1 to the Schedule 13D.

Item 5.	Interest in Securities of the Company
Item 5 is hereby amended and restated in its entirety with the following:

For purposes of this Item 5(a), as of August 1, 2020 (the latest date the Company reported its Common Stock outstanding), the Company had 33,698,153 shares of Common Stock outstanding.

(a) As of the date of this Amendment No. 24, Michael Barnes may be deemed to beneficially own 9,153,976 Tiptree Shares over which Mr. Barnes has sole voting and dispositive power, consisting of 8,260,364 Tiptree Shares Mr. Barnes owns directly and 893,612 Tiptree Shares issuable upon exercise of warrants, expiring on June 30, 2022, to acquire Common Stock (the “2022 Warrants”). These shares represent approximately 26.46% of the Tiptree Shares outstanding based on 34,591,765 shares of Common Stock, which consists of (i) 33,698,153 Tiptree Shares outstanding and (ii) 893,612 Tiptree Shares issuable upon exercise of the 2022 Warrants Mr. Barnes owns directly.

(b) Mr. Barnes has the sole power to dispose of and the sole power to vote the 8,260,364 Tiptree Shares directly owned by him and the 893,612 Tiptree Shares issuable upon exercise of the 2022 Warrants Mr. Barnes owns directly.

(c) In this Amendment No. 24, any transactions in Tiptree Shares disclosed on a Form 4 filed by a Reporting Person during the period ending on the filing date of such amendment and starting on the later of the date 60 days before such filing date and the date of the most closely preceding amendment is and shall be incorporated into Item 5(c) with respect to such amendment without any further notice.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 5 of 6

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated in its entirety with the following:

See Item 4 above for a description of the Trading Plan, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Title
1	Trading Plan between Michael Barnes and Broker, dated August 10, 2020

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 6 of 6

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: August 10, 2020

By:	/s/ Michael Barnes
Michael Barnes